RODMAN & RENSHAW CAPITAL GROUP, INC.

1251 Avenue of the Americas

New York, NY 10020

December 14, 2011

Ms. Suzanne Hayes, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Rodman & Renshaw Capital Group, Inc. Registration Statement on Form S-3 Filed November 14, 2011 File No. 333-177945

Dear Ms. Hayes:

Rodman & Renshaw Capital Group, Inc. (the “Company”) has prepared this letter in response to the Staff’s comment letter dated December 12, 2011 (the “Comment Letter”) regarding the above-referenced filing (the “Registration Statement”).

For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter above each respective response.

General

1.              Please tell us whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to make all the payments on the overlying security and provide this information in your amended registration statement.

The following disclosure is included in Annex A hereto which will be included in a pre-effective amendment to the Registration Statement: “The Company has the current intent, and reasonably believes that it has the financial ability to repay the principal amount of the Debentures and interest thereon in cash.”

2.              We note your response to comment two. Please include this information in your amended registration statement.

The following disclosure is included in Annex A hereto which will be included in a pre-effective amendment to the Registration Statement: ”The total dollar value of the Common Stock underlying the Debentures that have been registered for resale (using the number of underlying shares of Common Stock that have been registered for resale and the market price per share on the date of the sale of the Debentures) is $3,280,666 (calculated as follows: $6,650,000 (the offering amount) divided by $1.50 (the fixed conversion price) multiplied by $0.74 (the closing price per share on the date the transaction was announced)).”

3.            We note your response to comment three. Please provide quantified disclosures of net proceeds and total possible payments, including possible penalties, to be made to the selling shareholder in the year following the sale of the convertible notes in your amended registration statement. Additionally, confirm that there were no additional payments made to affiliates of the selling shareholders.

The following disclosure is included in Annex A hereto which will be included in a pre-effective amendment to the Registration Statement: “There were no commissions or selling commissions paid in connection with the Offering. As such, the $6.65 million of gross proceeds from the Offering approximated net proceeds (after deducting the Company’s offering expenses (e.g., legal and accounting expenses)). During the first year following issuance of the Debentures, the Company is obligated to make the following payments to the holders of the Debentures: (a) on June 1, 2012, an interest payment on the principal amount of the Debentures at the stated rate of 10% per annum for the period from issuance through May 31, 2012 in the aggregate amount of $387,917, and (b) up to four percent (0.5% per month for the period from March 1, 2012 through October 31, 2012) of the principal amount of the Debentures(or a maximum of $266,000) if the Registration Statement of which this Prospectus is a part is not declared effective by the SEC on or before February 28, 2012. No payments were made to any affiliates of the Selling Stockholders in connection with, or related to, the Offering.

4.            We note your response to comment eight. Please provide us with a view toward disclosure in the prospectus with the number of shares outstanding prior to and subsequent to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company and affiliates of the selling shareholders.

The following disclosure is included in Annex A hereto which will be included in a pre-effective amendment to the Registration Statement: “Both prior to, and immediately following the Offering, there were 34,392,699 shares of the Company’s Common Stock outstanding. Of such shares, 18,426,469, or approximately 54%, were held by other than Selling Stockholders (including affiliates of Selling Stockholders) and officers and directors of the Company.”

5.            We note your response to comment nine. Please also tell us if any of the selling shareholders have an existing short position. If any of the selling shareholders have an existing short position, please provide the information previously requested in comment nine.

Each Selling Stockholder has advised the Company in writing either (a) that it does not have a current short position in the Company’s Common Stock, or (b)that all trading information (including short sales and short positions, if any) of such Selling Stockholder in the Common Stock of the Company is confidential and proprietary information. However, with respect to the Selling Stockholders that fall into category (b), each such Selling Stockholder has confirmed that it is the policy of such Selling Stockholder to comply with applicable laws related to short sales and applicable laws related to the registration requirements to the extent applicable to resales or other transfers of the shares acquired upon exercise or conversion of securities acquired in the Offering.

If you have any questions or comments regarding the foregoing, please contact Kenneth S. Rose, Esq., our counsel at (212) 838-5030 or me at (212) 356-0511.

Yours truly,

/s/ Edward Rubin
Edward Rubin
Chief Executive Officer

cc: Kenneth S. Rose, Esq., Morse Zelnick Rose & Lander, LLP

Annex A

Description of the Financing.

On October 31, 2011, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the accredited investors named herein as Selling Stockholders (the “Selling Stockholders”). Pursuant to the Purchase Agreement, the Company sold, and the Selling Stockholders purchased an aggregate of $6,650,000 original principal amount of the Company’s 10% Senior Secured Convertible Debentures due October 31, 2013 (the “Debentures”) with a net share settlement feature, and warrants (the “Warrants”) to purchase shares of the Company’s Common Stock (the “Offering”). The Debentures are convertible into up to 4,433,333 shares of the Company’s common stock (the “Common Stock”) at any time prior to maturity, based on a conversion price of $1.50 per share (a 102% premium to the closing price of the Company’s common stock on the date the financing was announced). A net share settlement feature of the Debentures could reduce, but not increase, the number of shares of Common Stock issued upon conversion. The Warrants include Class A Warrants covering up to 2,216,667 shares of Common Stock, which are exercisable commencing six months following the date of issuance and until their expiration on October 31, 2014, at $1.50 per share (a 102% premium to the closing price of the Company’s common stock on the date the financing was announced), and Class B Warrants covering up to 2,216,667 shares of Common Stock, which are exercisable only in the event of a prepayment of the Debentures and then only to the extent of up to 50% of the number of shares of Common Stock that would have been issued had the prepaid portion of the Debentures been converted into shares of Common Stock. The Class B Warrants expire on October 31, 2013 and have an exercise price of $1.50 per share (a 102% premium to the closing price of the Company’s common stock on the date the financing was announced). The sale and issuance of the securities was in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended, set forth in Section 4(2) thereof and/or Regulation D thereunder.

The total dollar value of the Common Stock underlying the Debentures that have been registered for resale (using the number of underlying shares of Common Stock that have been registered for resale and the market price per share on the date of the sale of the Debentures) is $3,280,666 (calculated as follows: $6,650,000 (the offering amount) divided by $1.50 (the fixed conversion price) multiplied by $0.74 (the closing price per shareof Common Stock on the date the transaction was announced)).

There were no commissions or selling commissions paid in connection with the Offering. As such, the $6.65 million of gross proceeds from the Offering approximated net proceeds (after deducting the Company’s offering expenses (e.g., legal and accounting expenses)). During the first year following issuance of the Debentures, the Company is obligated to make the following payments to the holders of the Debentures: (a) on June 1, 2012, an interest payment on the principal amount of the Debentures at the stated rate of 10% per annum for the period from issuance through May 31, 2012 in the aggregate amount of $385,700, and (b) up to four percent (0.5% per month for the period from March 1, 2012 through October 31, 2012) of the principal amount of the Debentures (or a maximum of $266,000) if the Registration Statement of which this Prospectus is a part is not declared effective by the SEC on or before February 28, 2012. No payments were made to any affiliates of the Selling Stockholders in connection with, or related to, the Offering. The Company has the current intent, and reasonably believes that it has the financial ability, to repay the principal amount of the Debentures and interest thereon in cash.

Both prior to, and immediately following the Offering, there were 34,392,699 shares of the Company’s Common Stock outstanding. Of such shares of Common Stock, 18,530,674, or approximately 54%, were held by other than Selling Stockholders (including affiliates of Selling Stockholders) and officers and directors of the Company.